December 10, 2004

VIA EDGAR

Mr. Michael Moran

Branch Chief

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

RE:	Family Dollar Stores, Inc.
Form 10-K for the year ended August 28, 2004
File No. 1-6807

Dear Mr. Moran:

Set forth below are the responses of Family Dollar Stores, Inc. (the “Company”) to the comment letter of the staff of the United States Securities and Exchange Commission dated November 22, 2004 (the “Comment Letter”) regarding the Company’s Form 10-K for the year ended August 28, 2004 (File No. 1-6807).

Form 10-K for the year ended August 28, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Sales, page 12

1.               You disclose that net sales increased $532 million, or 11.2% during fiscal 2004.  In future filings, please also disclose in dollars the sales of your new stores in fiscal 2004 and the incremental effect of having stores opened in 2003 being open all of 2004, so that readers better understand the portion of the overall change in your retail sales from period to period that relates to these business reasons.  Similarly, please revise your discussion for other periods as well.

COMPANY RESPONSE:

For the periods for which sales comparisons are presented, the Company will provide the total dollar sales increase in existing stores sales in future filings and will state that the remaining portion of the sales increase relates to stores that have been open 13 months or less, and will also state, if applicable, that this portion of the sales increase may be slightly offset by stores that were closed during the period.

Selling, General and Administrative Expenses, page 19

2.               You disclose that selling, general and administrative expenses increased $157 million during fiscal 2004.  Further, we note from your disclosures in Note 4 relating to accrued liabilities that self-

insurance reserves increased approximately $35 million, or 39% during fiscal 2004, and these reserves increased 41% during fiscal 2003.  Supplementally please tell us and disclose in MD&A in future filings a more comprehensive reason for significant increases in your reserve for self-insurance liabilities.  Please provide us support for the major components of the total self-insurance reserves for the periods presented.

COMPANY RESPONSE:

The major components of the self insurance liability are accrued amounts for workers’ compensation and general liability claims with the amount for workers’ compensation being the largest component.  As referenced in the disclosure for Selling, General and Administrative Expenses, growth in these claims has been significant due to the reasons mentioned in this disclosure.  Because the nature of these claims is such that there can be a significant lag from the incurrence of the claim (which is when the expense is accrued) until payment is made, the percentage increase in the accrual can be much more pronounced than the percentage increase in the expense.  The Company will include explanatory language of this effect in the Insurance Liabilities section of its Critical Accounting Policies in future filings.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents filed as part of this report, page 37

3.               We note that you do not include Schedule II-Valuation and Qualifying Accounts and Reserves as required by Rules 5-04 (c) and 12-09 of Regulation S-X.  Please tell us and disclose in future filings Schedule II to include the amounts of all reserves recorded for all periods presented.

COMPANY RESPONSE:

The Company has reviewed Rules 5-04 (c) and 12-09 of Regulation S-X and believes that it has complied with those requirements.  The Company does not have a material allowance for doubtful accounts, deferred tax asset valuation reserve or LIFO reserve, the types of accounts that we believe are required to be disclosed pursuant to the Regulation.  Upon review, we believe that the self insurance reserve for workers’ compensation and general liability claims disclosed in Note 4 may be more appropriately described as self insurance liabilities, and we will adopt this description in future filings.

Exhibits filed herewith, page 41

Exhibits 31.1 and 31.2

4.               In future filings, please delete the title of each officer from the first sentence of each certification that you file.  The certification should be in the exact format provided by Item 601 (b)(31) of Regulation S-K.  Please also confirm that the inclusion of your CEO’s and CFO’s title of your principal executive officer and your principal financial officer in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications in your Form 10-K for the year ended August 28, 2004.

COMPANY RESPONSE:

The Company will delete the title of each officer in the first sentence of each certification in future filings.  The inclusion of the titles of the CEO, the principal executive officer, and CFO, the principal financial officer, was not intended to limit the capacity in which such individuals provided the certifications in the Form 10-K for the year ended August 28, 2004.

If you have any questions, or if I can be of any further assistance, please do not hesitate to contact me directly at (704)- 814-3284.

Sincerely,

/s/ C. Martin Sowers

C. MARTIN SOWERS
Senior Vice President-Finance